UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-28160

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form 10D |_| Form N-SAR |_| Form N-CSR

      For Period Ended: December 31, 2007

      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the transition period ended: ___________________

      Read instruction (on back pages) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant: Interactive Systems Worldwide Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and number): 2 Andrews Drive, 2nd Floor

City, State and Zip Code: West Paterson, New Jersey 07424-2672

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PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
            portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on
            Ford 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 2007 within the prescribed time period without unreasonable effort or expense due to certain scheduling issues which arose. The Registrant anticipates that the Form 10-QSB will be filed by no later than February 19, 2008, which is the 5th calendar day following the date on which the Form 10-QSB was due.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Bernard Albanese           (973)             256-8181
          ----------------           -----             --------
               (Name)             (Area Code)         (Telephone
                                                        Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant expects to report an increase in revenues and a decrease in net loss for the three months ended December 31, 2007 as compared to the same period in 2006. The anticipated increase in revenues, from $55,000 to $241,000, is primarily due to the launching of a new version of the Company's product. The anticipated decrease in net loss, from $1,021,000 to $241,000, is primarily due to the increase in revenues and a decrease in general and administrative expenses


Date: February 14, 2008                 By: /s/ Bernard Albanese
                                            ------------------------------------
                                            Chief Executive Officer